July 22, 2024

Patrick Fullem

Office of Manufacturing

Division of Corporation Finance

Re:	Enviro.Farm Systems Inc.
Offering Statement on Form 1-AA
Filed June 3, 2024
File No. 024-12397

Mr. Fullem:

Please see below for responses to the Division’s letter dated June 17, 2024, regarding the above captioned matter. All questions have been addressed in Amendment No. 2 to the Offering Statement on Form 1-A, filed July 15, 2024 (“Amendment”), as further herein detailed.

1.	We note your response to prior comment 4. Section 8(o) of Exhibit 4.1 appears to contain an exclusive forum provision for Plymouth County, Massachusetts, which will not apply to claims under the Securities Act or Exchange Act. The risk factor disclosure indicates Exhibit 4.1 contains an exclusive forum provision for state or federal courts located in South Dakota, which applies to claims under the Securities Act but not the Exchange Act. Please reconcile.

Please see the Amendment and new Exhibit 4.1. The Amendment corrects the jurisdiction to Plymouth, Massachusetts and the new Subscription Agreements applies to Securities Act claims.

2.	In regards to your capital sources and uses table, please address the following:

	●	For the 75% column, the gross offering proceeds less offering costs should be $17,461,250, rather than $17,521.250. Please revise accordingly.

	●	For the 50% column, we note the use of net proceeds line item is $11,586,250, whereas the individual components of the use of proceeds aggregate to $11,496,250. Please reconcile this difference.

	●	For the 25% column, we note the use of net proceeds line item is $5,711,250,whereas the individual components of the use of proceeds aggregate to $5,961,250. Please reconcile this difference.

Please see the updated sources and uses table in the Amendment.

3.	We have reviewed your response to our prior comment 8. As previously requested, provide disclosure of your response in the filing, including the initial date the 15 million shares were issued to the founder and other share issuances or splits that subsequently increased the founder’s shares to 125 million. We do note disclosure in Note F on page F-5 that the 125,000,000 shares are to be issued to the founder for services rendered. Please provide clear disclosure in this section as to the total founder shares issued, or to be issued, and the date thereof, as of the most recent filing date.

We have clarified in the Amendment that the 15M shares were issued upon formation and that the remaining shares were issued on January 15, 2024 upon the increase in authorized shares. Both issuances were treated as founder shares.

4.	Please revise to specifically disclose that the initial period is from June 24, 2023 (date of inception) to December 31, 2023. Your current disclosure does not state the date of the initial period.

We have made the requested changes in the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC